Brian J. Wenzel, Sr. Executive Vice President and Chief Financial Officer 777 Long Ridge Road Stamford, CT 06902 (203) 585-6587 Brian.Wenzel@syf.com June 25, 2020 VIA EDGAR TRANSMISSION Mr. Benjamin Phippen Staff Accountant Mr. Mike Volley Staff Accountant Securities and Exchange Commission (the “Commission”) Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Re: SYNCHRONY FINANCIAL Form 10-Q filed April 22, 2020 (File No. 001-36560) Dear Messrs. Phippen and Volley: We are writing this letter to respond to the comment letter from the Commission staff (the “Staff”) dated June 19, 2020, to Synchrony Financial (the “Company”) related to the review of Synchrony Financial’s Form 10-Q for the Fiscal Quarter Ended March 31, 2020. For ease of reference, the Staff’s comment is reproduced in bold and is followed by the Company’s response. Form 10-Q for the quarterly period ended March 31, 2020 Financial Statements Note 2. Basis of Presentation and Summary of Significant Accounting Policies - Allowance for Credit Losses, page 38 1. Please revise future filings to discuss the reasonable and supportable forecast used in your current estimate of credit losses. Refer to ASC 326-20-50-11b for guidance. Response In consideration of the Staff’s comment, beginning with our Form 10-Q for the Fiscal Quarter Ended June 30, 2020, we will revise our disclosure to include discussion of the reasonable and supportable forecast used in our current estimate of credit losses.

Should any questions arise in connection with this response letter, please do not hesitate to contact me at (203) 585-6587. Sincerely yours, /s/ Brian J. Wenzel, Sr. Brian J. Wenzel, Sr. Executive Vice President and Chief Financial Officer SYNCHRONY FINANCIAL